                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                               (AMENDMENT NO. __)

                          BESTNET COMMUNICATIONS CORP.
                                (NAME OF ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    08659K107
                                 (CUSIP NUMBER)

                          JOHN M. COOGAN, JR., ESQUIRE
                     WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                          1650 ARCH STREET, 22ND FLOOR
                             PHILADELPHIA, PA 19103
                                 (215) 977-2000

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)
        JULY 19, 1999; OCTOBER 25, 1999; NOVEMBER 12, 2001; JULY 8, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

            IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON
         SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF
                 THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE
           BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE
                               FOLLOWING BOX | |.

          NOTE. SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE
            13d-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.



         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.08659K107                  SCHEDULE 13D                    Page 2 of 10


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Alexander Christopher Lang

                EIN No.    Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS            OO



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             9,696,753 shares

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY            -0-

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             9,696,753 shares

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH                -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,696,753 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                41.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                IN

--------------------------------------------------------------------------------

CUSIP No.08659K107                     SCHEDULE 13D                 Page 3 of 10

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Softalk Inc.

         EIN No.   Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS            OO



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Ontario, Canada

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             9,446,753 shares

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY            -0-

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             9,446,753 shares

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH                -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,446,753 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                40.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                CO

CUSIP No.08659K107                     SCHEDULE 13D                 Page 4 of 10
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ITEM 1.  SECURITY AND ISSUER.

This report relates to the common stock ("Common Stock"), par value $0.001 per share, of BestNet Communications Corp., formerly known as Wavetech International, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 5075 E. Cascade Road SE, Suite K, Grand Rapids, MI 49546.

--------------------------------------------------------------------------------
ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by Softalk Inc. ("Softalk") and Mr. Alexander Christopher Lang ("Lang"), the President and a director of Softalk. Softalk and Lang are sometimes hereinafter referred to as the "Reporting Persons." Ms. Rosnani Atan ("Atan") is the Chief Executive Officer and a director of Softalk. The address of the principal business office of Softalk, Lang and Atan is: 370 Queen Quay West, Suite 301, Toronto, Ontario M5V 3J3, Canada.

The principal business of Softalk is the development and distribution of communications controls technologies. The principal business of both Lang and Atan is their activities on behalf of Softalk. Lang owns 91% of the issued and outstanding capital stock of Softalk. Lang is a natural person and a citizen of Canada. Atan is a natural person and a citizen of Singapore. Softalk is a corporation organized under the laws of the Province of Ontario, Canada.

During the last five years, neither Softalk, Lang nor Atan (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 19, 1999, the Issuer granted to Lang an option to purchase up to 250,000 shares of the Common Stock at a price of $.625 per share (the "Director Option"). The Director Option is exercisable for so long as Lang provides services to the Issuer; however, the Director Option expires in any event on July 19, 2009. The Director Option was granted to Lang in consideration for services to be provided as a director of the Issuer. The issuance of the Director Option, which was exercisable immediately in full, resulted in Mr. Lang becoming the beneficial owner, pursuant to Rule 13d-3, of approximately 6.8% of the Common Stock outstanding at the time.

On October 25, 1999, the Issuer entered into a Purchase Agreement (the "Purchase Agreement") with Softalk and Interpretel (Canada), Inc., a subsidiary of the Issuer ("Interpretel"), pursuant to which (i) the Issuer and/or Interpretel acquired certain assets of Softalk and (ii) Interpretel agreed to issue 4,329,004 shares of Interpretel's Class A Non-Voting Preferred Stock (the "Class A Preferred Stock") to Softalk. The shares of the Class A Preferred Stock held by Softalk were exchangeable at the election of Softalk into shares of the Common Stock on a one-for-one basis pursuant to an Exchange Agreement among the Issuer, Softalk and Interpretel. Softalk elected to exchange its shares of Class A Preferred Stock for shares of the Common Stock on November 11, 2000.

On October 25, 1999, the Company and Softalk amended and restated their existing license agreement (the "Amended and Restated License Agreement"). Pursuant to the terms of the Amended and Restated

CUSIP No.08659K107                     SCHEDULE 13D                 Page 5 of 10
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License Agreement, Softalk agreed to grant to the Issuer and its subsidiaries certain rights with respect to Softalk's developed or acquired services and products to individual customer accounts. In exchange for agreeing to the amendments to the License Agreement, the Issuer agreed to issue to Softalk five-year warrants to purchase up to 5,246,753 shares of Common Stock (the "Warrants"), 3,246,753 of which have an exercise price of $3.25 per share, 1,000,000 of which have an exercise price of $5.00 per share, and the remaining 1,000,000 of which have an exercise price of $10.00 per share. The Warrants were issued on November 1, 1999 and are exercisable at any time.

On January 1, 2001, the Issuer granted to Softalk an option to purchase 500,000 shares of the Common Stock at a purchase price of $.6875 per share (the "Softalk Option"). The Softalk Option was issued to Softalk in consideration of services valued at $185,000 provided to the Issuer by Softalk. The Softalk Option vests in three installments of 200,000 shares, 200,000 shares and 100,000 shares annually on January 11, 2002, 2003 and 2004, respectively. Pursuant to Rule 13d-3, on November 12, 2001 (60 days prior to January 11, 2002), Softalk and Lang became the beneficial owners of the first installment of 200,000 shares.

--------------------------------------------------------------------------------
ITEM 4.  PURPOSE OF TRANSACTION.

The Director Option was granted to Lang in consideration for services to be provided as a director of the Issuer.

Softalk acquired the Class A Preferred Stock as consideration for the sale of certain of its assets pursuant to the Purchase Agreement.

Softalk acquired the Warrants as consideration for granting certain rights pursuant to the Amended and Restated License Agreement.

Softalk acquired the Softalk Option as consideration for services provided to the Issuer by Softalk.

Except for (i) periodic dispositions of the Common Stock by Softalk in the open market in compliance with and as permitted by the rules of the Securities and Exchange Commission, and (ii) the effect, if any, of the pending arbitration proceedings between Softalk and the Issuer with respect to certain intellectual property rights and other issues, at this time neither Lang, Softalk nor Atan has any plans or proposals that relate to or would result in any of the events listed in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No.08659K107                     SCHEDULE 13D                 Page 6 of 10
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         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)   Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons and the executive officers and directors of Softalk intend to continually review the Issuer's business affairs and financial condition and reserve the right to attempt to effect any such transactions in the future.

--------------------------------------------------------------------------------
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) Alexander Christopher Lang. Lang is the beneficial owner of an aggregate of 9,696,753 shares of Common Stock. Lang is the record owner of the Director Option pursuant to which he may purchase up to 250,000 shares of Common Stock and, pursuant to Rule 13d-3, he is the beneficial owner of an aggregate of 9,446,753 shares of Common Stock, consisting of (i) 4,000,000 shares of Common Stock owned by Softalk, which were exchanged on a share-for-share basis from shares of the Class A Preferred Stock on November 11, 2000; (ii) 5,246,753 shares of Common Stock which may be purchased at any time pursuant to the Warrants held by Softalk; and (iii) 200,000 shares of Common Stock which may be purchased under the Softalk Option within 60 days. Between February 7, 2002 and July 8, 2002, Softalk sold 329,004 shares of Common Stock (which had been previously issued in exchange for shares of the Class A Preferred Stock) in the open market in accordance with Rule 144 under the Securities Act of 1933. Based upon 17,921,555 shares of Common Stock outstanding as of September 30, 2002, and treating the exercisable shares of Common Stock underlying the Director Option, the Softalk Option and the Warrants as outstanding shares of Common Stock pursuant to Rule 13d-3, Lang is deemed to be the beneficial owner of 41.1% of the outstanding shares of Common Stock.

               (ii) Softalk. Softalk is the beneficial owner of an aggregate of 9,446,753 shares of Common Stock. Pursuant to Rule 13d-3, Softalk's beneficial ownership consists of: (i) 4,000,000 shares of Common Stock owned by Softalk, which were exchanged on a share-for-share basis from shares of the Class A Preferred Stock on November 11, 2000; (ii) 5,246,753 shares of Common Stock which may be purchased at any time pursuant to the Warrants; and (iii) 200,000 shares of Common Stock which may be purchased under the Softalk Option within 60 days. Between February 7, 2002 and July 8, 2002, Softalk sold 329,004 shares of Common Stock (which had been previously issued in exchange for shares of the Class A Preferred Stock) in the open market in accordance with Rule 144 under the Securities Act of 1933. Based upon 17,921,555 shares of Common Stock outstanding as of September 30, 2002, and

CUSIP No.08659K107                SCHEDULE 13D                      Page 7 of 10
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treating the exercisable shares of Common Stock underlying the Softalk Option and the Warrants as outstanding shares of Common Stock pursuant to Rule 13d-3, Softalk is deemed to be the beneficial owner of 40.4% of the outstanding shares of Common Stock.

                  (iii) Rosnani Atan. Atan does not beneficially own any shares of the Common Stock.

         (b) (i) Alexander Christopher Lang. Lang maintains sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares of Common Stock that he beneficially owns.

               (ii) Softalk. Softalk maintains the sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares of the Common Stock that it beneficially owns.

               (iii) Rosnani Atan. Atan does not beneficially own any shares of the Common Stock and therefore does not have either sole or shared power to vote or direct the vote of, or to dispose of or direct the disposition of, any shares of Common Stock.

         (c)   None.

         (d)   None.

         (e)   (i) Alexander Christopher Lang.  Not applicable.

               (ii) Softalk.  Not applicable.

               (iii) Rosnani Atan.  Not applicable.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

The Director Option, the Purchase Agreement, the Amended and Restated License Agreement, the Warrants and the Softalk Option are described in Item 3, above.

CUSIP No.08659K107                SCHEDULE 13D                      Page 8 of 10
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Purchase Agreement dated October 25, 1999 by and among Softalk, Interpretel and the Issuer, filed as Exhibit 10.1 to the Issuer's Form 10-KSB filed November 29, 1999 and incorporated herein by reference.

2. Share Exchange Agreement dated November 13, 1999 among the Issuer, Softalk and Interpretel, filed as Exhibit 10.4 to the Issuer's Form 10-KSB filed November 29, 1999 and incorporated herein by reference.

3. Amended and Restated License Agreement dated July 30, 1999 between the Issuer and Softalk, filed as Exhibit 10.3 to the Issuer's Form 10-KSB filed November 29, 1999 and incorporated herein by reference.

4. Amendment No. 1 to the Amended and Restated License Agreement, dated October 25, 1999, between the Issuer and Softalk, filed as Exhibit 10.2 to the Issuer's Form 10-KSB filed November 29, 1999 and incorporated herein by reference.

5. Option to purchase 250,000 shares of Common Stock, dated July 19, 1999.

6. Warrant to purchase 1,000,000 shares of Common Stock, dated November 1, 1999.

7. Warrant to purchase 1,000,000 shares of Common Stock, dated November 1, 1999.

8. Warrant to purchase 3,246,753 shares of Common Stock, dated November 1, 1999.

9. Option to purchase 500,000 shares of Common Stock, dated January 11, 2001.

10. Agreement regarding filing of joint Schedule 13D.

CUSIP No.08659K107                SCHEDULE 13D                      Page 9 of 10
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 24, 2002                 SOFTALK INC.

                                        By:     /s/ Alexander Christopher Lang
                                                ------------------------------
                                        Title:  President

                                        ALEXANDER CHRISTOPHER LANG

                                          /s/ Alexander Christopher Lang
                                          ------------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No.08659K107                SCHEDULE 13D                     Page 10 of 10
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EXHIBIT INDEX

Exhibit No.       Description
--------------    --------------
1.                Purchase Agreement dated October 25, 1999 by and among Softalk, Interpretel and the Issuer, filed as
                  Exhibit 10.1 to the Issuer's Form 10-KSB filed November 29, 1999 and incorporated herein by reference.

2.                Share Exchange Agreement dated November 13, 1999 among the Issuer, Softalk and Interpretel, filed as
                  Exhibit 10.4 to the Issuer's Form 10-KSB filed November 29, 1999 and incorporated herein by reference.

3.                Amended and Restated License Agreement dated July 30, 1999 between the Issuer and Softalk, filed as
                  Exhibit 10.3 to the Issuer's Form 10-KSB filed November 29, 1999 and incorporated herein by reference.

4.                Amendment No. 1 to the Amended and Restated License Agreement, dated October 25, 1999, between the
                  Issuer and Softalk, filed as Exhibit 10.2 to the Issuer's Form 10-KSB filed November 29, 1999 and incorporated herein by reference.

5.                Option to purchase 250,000 shares of Common Stock, dated July 19, 1999.

6.                Warrant to purchase 1,000,000 shares of Common Stock, dated November 1, 1999.

7.                Warrant to purchase 1,000,000 shares of Common Stock, dated November 1, 1999.

8.                Warrant to purchase 3,246,753 shares of Common Stock, dated November 1, 1999.

9.                Option to purchase 500,000 shares of Common Stock, dated January 11, 2001.

10.               Agreement regarding filing of joint Schedule 13D